SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003
                        Commission File Number 001-16081

                                      HAVAS
                 (Translation of registrant's name into English)


                              2 allee de Longchamp
                             92150 Suresnes, France
                                     France
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F |X|               Form 40-F [ ]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes   | |                    No    |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b):   82-_______________

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                                      HAVAS

      On July 31, 2003, Havas issued a press release announcing billing and revenue information for the first half of 2003 and plans for a strategic reorganization. Attached as Exhibit 1 to this Report on Form 6-K, and incorporated herein by reference, is the text of the July 31, 2003 press release.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HAVAS

                                        (Registrant)

Date: July 31, 2003                     By: /s/ Jacques Herail
                                            ------------------------------------
                                            Name: Jacques Herail

                                            Title: Executive Vice President and
                                                   Chief Financial Officer


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                                      HAVAS

                                INDEX TO EXHIBITS

Exhibit

   1              Press release issued by Havas on July 31, 2003.